SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number 1-8323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIGNA 401(k) Plan Two Liberty Place, 17th Floor 1601 Chestnut Street Philadelphia, PA 19192

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIGNA Corporation One Liberty Place 1650 Market Street Philadelphia, PA 19192

Required Information

Financial statements and schedules for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

CIGNA 401(k) PLAN

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of
     the CIGNA 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 27, 2003

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2002	2001
	(In thousands)

Assets

Investments	$1,848,288	$2,034,375

Employer contributions receivable	-	5,558

Dividends receivable	1,304	1,178

Net assets available for benefits	$1,849,592	$2,041,111

The Notes to Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended December 31,
	2002	2001
	(In thousands)

Investment income (loss)

Net depreciation in fair value
of investments	$(315,278)	$(234,269)

Interest	68,699	71,573

Dividends	4,743	4,648

Net investment loss	(241,836)	(158,048)

Contributions

Employee contributions	119,044	106,384

Employer contributions	38,344	39,445

Rollover contributions	5,461	8,139

Total contributions	162,849	153,968

Benefits paid	(112,532)	(141,956)

Net decrease	(191,519)	(146,036)

Transfers from other plans	-	44

Net assets available for benefits

Beginning of year	2,041,111	2,187,103

End of year	$1,849,592	$2,041,111

The Notes to Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of the Plan

The following description of the CIGNA 401(k) Plan (the Plan) provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the Summary Plan Description and Prospectus. Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries can participate in the Plan, a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions

The Plan permits regular tax-deferred contributions, by payroll deduction, to a maximum of 25% of a participant’s eligible earnings (16% prior to January 1, 2002). Tax-deferred contributions are also referred to as “employee contributions.” Employee contributions may be invested in any combination of investment options offered by the Plan. Contributions are subject to certain limitations to comply with the Internal Revenue Code (IRC).

Effective January 1, 2002, a participant age 50 or over may qualify to make additional tax deferred contributions (called catch-up contributions) to a maximum of 25% of eligible earnings. Catch-up contributions are subject to certain limitations to comply with the IRC.

Employer Contributions

Participants who have completed one year of eligible service may receive employer-matching contributions. CIGNA offers two kinds of matching contributions – the regular match, which is a 50% match of any participant’s regular contributions up to 6% of eligible earnings, and the variable match, which is determined annually and is discretionary. The variable match may be up to 2% of a participant’s eligible earnings and is invested in the CIGNA Stock Fund. The variable match contribution for the year ended December 31, 2001 was approximately $5.6 million. There was no variable match authorized for the year ended December 31, 2002. Half of the regular matching contributions for most participants is invested in the CIGNA Stock Fund. Employer contributions that are required to be invested in the CIGNA Stock Fund (i.e. nonparticipant-directed contributions) and the related investment earnings cannot be transferred to any of the Plan’s other investment funds until termination of employment or attainment of age 55. The portion of matching contributions which are not required to be invested in the CIGNA Stock Fund are invested automatically in the same manner as employee contributions. These matching contributions are collectively referred to as “employer contributions.” Catch-up contributions are not matched by CIGNA.

Rollover Contributions

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other employer-sponsored, tax qualified pension or profit sharing plans. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service. Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year period. Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan. Employer contributions and related investment earnings are fully vested upon an employee’s attainment of age 65, death or total and permanent disability. Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated.

Upon termination of a participant’s employment, that portion of employer contributions and related investment earnings which are not vested are forfeited. Forfeited amounts are used to reduce future employer contributions. Forfeitures of approximately $1.1 million and $1.0 million were used to reduce employer contributions in 2002 and 2001, respectively.

Participant Loans

The Plan permits participants to borrow a portion of their account, subject to certain limitations, at an annual rate of interest with a specified repayment period. The minimum amount that can be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant’s account balance.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan. On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in shares of CIGNA common stock.

Plan Termination

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue contributions or terminate the Plan in whole or in part at any time. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with ERISA and its related regulations.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Trustee

Mellon Bank N.A. is the Trustee for the Plan.

Note 2 – Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Valuation of Investments and Income Recognition

Plan investments are reported at fair value. The fair value of the Fixed Income Fund (see Note 3) is equivalent to its contract value. Contract value represents the aggregate amount on deposit, including accumulated interest. The fair value of CIGNA common stock is based upon its quoted market price. Fair value of Connecticut General Life Insurance Company’s (CGLIC) separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

Interest is recognized when earned. Dividends are recognized on the declared date of record.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The investment results of all funds except for the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. Brokers’ commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants’ accounts and have been reflected as a reduction of the CIGNA Stock Fund’s investment income in these financial statements. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 – Investments

The Plan’s investment options include a fixed group annuity contract with CGLIC (the Fixed Income Fund) that provides an annual fixed rate of interest, subject to change, a CIGNA company stock fund that invests in CIGNA common stock, and CGLIC separate accounts that invest in a variety of underlying funds. The Plan also provides several investment options that include the Fixed Income Fund and CGLIC separate accounts in combination (custom funds). Participants may transfer assets among the investment options, subject to certain restrictions.

The following table presents investments that represent 5% or more of the Plan’s net assets.

	As of December 31,
	2002	2001
	($ in thousands)

Fixed Income Fund	$1,163,167	$1,064,080

CIGNA Stock Fund

(4,009,813 and 3,653,702 shares, respectively)	164,896	338,536

S&P 500 Index Fund	161,796	219,680

Large Cap Growth - Putnam Fund	71,334	104,987

The CIGNA Stock Fund includes nonparticipant-directed investments of $36.6 million at December 31, 2002 and $62.3 million at December 31, 2001 (see Note 4).

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	For the Years Ended December 31,
	2002	2001
	(In thousands)

CIGNA common stock	$(184,368)	$(142,946)

CGLIC separate accounts and custom funds	(130,910)	(91,323)

Net depreciation	$(315,278)	$(234,269)

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	As of December 31,
	2002	2001
	(In thousands)

Net Assets:

CIGNA Stock Fund	$36,643	$62,286

Employer contributions receivable	-	5,558

Dividends receivable	290	219

	$36,933	$68,063

	For the Years Ended December 31,
	2002	2001
	(In thousands)

Changes in Net Assets:

Contributions	$17,389	$20,983

Dividends and interest	1,320	984

Net depreciation in fair value
of investment	(42,600)	(20,216)

Benefits paid	(3,206)	(2,962)

Loan activity (net)	(1,593)	(2,171)

Transfers to participant-directed investments	(2,440)	(1,357)

Net decrease	$(31,130)	$(4,739)

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 – Tax Status

The Internal Revenue Service has determined and informed CIGNA by a letter dated May 13, 2003 that the Plan is designed in accordance with applicable sections of the IRC. This determination letter covers the restated plan and all amendments executed through February 22, 2002. Although the Plan has been amended since that date, Plan management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6 – Related Party Transactions

There are transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, are exempt from detailed reporting under Title I of ERISA. Investments in CGLIC’s separate accounts represent investments for which CGLIC (a CIGNA subsidiary) has fiduciary responsibility. Investment in the Fixed Income Fund represents participation in the general account assets of CGLIC. CGLIC is the Plan’s recordkeeper. The CIGNA Stock Fund invests in CIGNA common stock.

During the years ended December 31, 2002 and 2001, the Plan purchased shares of CIGNA stock in the approximate amount of $82 million in both years; sold shares of CIGNA stock in the approximate amounts of $71 million and $66 million, respectively; and experienced net depreciation of approximately $184 million and $143 million, respectively.

SUPPLEMENTAL SCHEDULE

CIGNA 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2002
(In thousands)

Identity of Party	Description	Current Value

* CGLIC	Fixed Income Fund	$1,163,167

* CIGNA	CIGNA Stock Fund
	CIGNA common stock (cost, $276,226)	164,883
	Short-term investments (cost, $13)	13

* CGLIC	S&P 500 Index Fund	161,796

* CGLIC	Large Cap Growth - Goldman Sachs Fund	71,334

* CGLIC	Small Cap Value - Berger Fund	52,434

* CGLIC	Small Cap Growth - TimesSquare Fund	47,941

* CGLIC	Mid Cap Blend - Cadence Fund	30,296

* CGLIC	Barclays Equity Market Index Fund	30,178

* CGLIC	International Blend - Bank of Ireland Fund	15,130

* CGLIC	State Street Global Advisors EAFE Index Fund	13,707

* CGLIC	Mid Cap Value - Wellington Management Fund	12,484

* CGLIC	Mid Cap Growth - Artisan Partners Fund	8,395

* CGLIC	Large Cap Value - Wellington Management Fund	5,732

* CGLIC	High Yield Bond - Caywood-Scholl Fund	5,486

* CGLIC	Large Cap Value - John A. Levin & Co. Fund	5,073

* CGLIC	CIGNA Custom 40 Fund	4,039

* CGLIC	CIGNA Custom 50 Fund	2,757

* CGLIC	Large Cap Growth - Dresdner RCM Fund	2,683

* CGLIC	International Growth - Putnam Fund	2,470

* CGLIC	CIGNA Custom 30 Fund	2,415

* CGLIC	CIGNA Custom 20 Fund	1,722

* CGLIC	CIGNA Custom 60 Fund	1,215

Participant
Loans	4.38% to 9.5%; maturities 2003-2012	42,938

	Total assets held for investment purposes	$1,848,288

* indicates party-in-interest to the Plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CIGNA 401(k) PLAN

Date: June 30, 2003	By:	/s/ Gerald T. Meyn
Gerald T. Meyn Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Accountants	Filed herewith

99	Certification of Plan Administrator of CIGNA 401(k) Plan pursuant to 18 U.S.C. Section 1350	Filed herewith